                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                      ------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)(1)

                                 About.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    003736105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Charles McCurdy
                                    President
                                  PRIMEDIA Inc.
                                745 Fifth Avenue
                               New York, NY 10151
                                 (212) 745-0100

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 13, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.
                NOTE: Six copies of this statement, including all
        exhibits, should be filed with the Commission. See Rule 13d-1(a)
                for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 22 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 2 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS
            PRIMEDIA Inc.                                 13-3647573
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                  (b)   | |
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
            OO (see Item 3)
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEM 2(d) or 2(e)                                     | |
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6           Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             3,373,706
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 1,798,062**
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             3,373,706
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,171,768
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            26.16%***
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      ** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that PRIMEDIA Inc. is the beneficial owner of any of the Company Common Stock (as defined below) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

      *** Based on 19,766,665 shares of Company Common Stock outstanding on November 10, 2000.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 4 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            MA Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by MA Associates, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 5 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            FP Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by FP Associates, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 6 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            Magazine Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                     | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by Magazine Associates, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 7 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            Publishing Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by Publishing Associates, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 8 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            Channel One Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by Channel One Associates, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 9 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            KKR Partners II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by KKR Partners II,
            L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 10 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            KKR Associates, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial ownership of all shares disclaimed by KKR Associates,
            L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 11 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            KKR 1996 Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                  (b)   | |
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            OO (see Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             3,273,706
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 1,798,062**
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             3,273,706
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,171,768
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.16%***
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

      ** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that KKR 1996 Fund, L.P. is the beneficial owner of any of the Company Common Stock (as defined below) for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

      *** Based on 19,766,665 shares of Company Common Stock outstanding on November 10, 2000.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 13 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
15    NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            Abra LLC
--------------------------------------------------------------------------------
16    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   |X|
                                                                  (b)   | |
--------------------------------------------------------------------------------
17    SEC USE ONLY
--------------------------------------------------------------------------------
18    SOURCE OF FUNDS*

            OO (see Item 3)
--------------------------------------------------------------------------------
19    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       | |
--------------------------------------------------------------------------------
20    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 21    SOLE VOTING POWER

                             3,373,706
   NUMBER OF     ---------------------------------------------------------------
     SHARES      22    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 1,798,062**
      EACH       ---------------------------------------------------------------
   REPORTING     23    SOLE DISPOSITIVE POWER
  PERSON WITH
                             3,373,706
                 ---------------------------------------------------------------
                 24    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
25    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,171,768
--------------------------------------------------------------------------------
26    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
27    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.16%***
--------------------------------------------------------------------------------
28    TYPE OF REPORTING PERSON*
            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

            ** Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Abra LLC is the beneficial owner of any of the Company Common Stock (as defined below) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

            *** Based on 19,766,665 shares of Company Common Stock outstanding on November 10, 2000.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 15 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            KKR Associates 1996 L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       Beneficial ownership of all shares disclaimed by KKR Associates 1996 L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------    -------------------------------------

CUSIP No. 003736105    Schedule 13D                 Page 16 of 22 Pages
---------------------------------------    -------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSONS

            KKR 1996 GP LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   | |
                                                                  (b)   |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

                             0
   NUMBER OF     ---------------------------------------------------------------
     SHARES      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 0
      EACH       ---------------------------------------------------------------
   REPORTING     9     SOLE DISPOSITIVE POWER
  PERSON WITH
                             0
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares disclaimed by KKR 1996 GP LLC
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      | |
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Not applicable (see 11 above)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
            OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 3 TO SCHEDULE 13D


            This Statement on Schedule 13D relates to shares of Common Stock, par value $.001 per share ("Company Common Stock"), of About.com, Inc., a Delaware corporation (the "Company"), as previously filed on November 8, 2000, and amended by Amendment 1 to the Schedule 13D, as previously filed on December 7, 2000, and Amendment 2 to the Schedule 13D, as previously filed on December 13, 2000, by PRIMEDIA Inc., a Delaware corporation ("PRIMEDIA") for and on behalf of itself, MA Associates, L.P., a Delaware limited partnership ("MA Associates"), FP Associates, L.P., a Delaware limited partnership ("FP Associates"), Magazine Associates, L.P., a Delaware limited partnership ("Magazine Associates"), Publishing Associates, L.P., a Delaware limited partnership ("Publishing Associates"), Channel One Associates, L.P., a Delaware limited partnership ("Channel One Associates"), KKR Partners II, L.P., a Delaware limited partnership ("Partners"), KKR Associates, L.P., a New York limited partnership ("KKR Associates"), which is the sole general partner of MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates and Partners, Abra LLC, a Delaware limited liability company ("Abra LLC"), KKR 1996 Fund, L.P., a Delaware limited partnership which is the sole member of Abra LLC ("KKR 1996 Fund"), KKR Associates 1996 L.P., a Delaware limited partnership which is the sole general partner of KKR 1996 Fund ("KKR Associates 1996"), and KKR 1996 GP LLC, a Delaware limited liability company which is the sole general partner of KKR Associates 1996 ("KKR 1996 LLC") (MA Associates, FP Associates, Magazine Associates, Publishing Associates, Channel One Associates, Partners, KKR Associates, Abra LLC, KKR 1996 Fund, KKR Associates 1996 and KKR 1996 LLC, collectively, the "Majority Stockholders") is hereby amended and restated with respect to the items set forth below. Capitalized terms used herein without definition have meanings ascribed to such terms in Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The consideration to be used to purchase the shares of Company Common Stock listed in Row 7 of the cover page of this Statement on Schedule 13D is the provision by PRIMEDIA of advertising and promotional services with a total value of $72,000,000. No other funds or other consideration were used to purchase any of the other securities reported on this Schedule 13D. The shares of Company Common Stock listed in Row 8 of the cover page of this Statement on
Schedule 13D are being reported because voting rights were acquired in connection with the transactions described in Item 4 below.

            As more fully described in Item 4 hereof, the funds used by Abra LLC and PRIMEDIA in connection with the purchase of an aggregate of 1,356,900 shares of Company Common Stock in the open market were provided from general funds available to Abra LLC and PRIMEDIA.

ITEM 4.  PURPOSE OF THE TRANSACTION.

            PRIMEDIA acquired the voting rights described in this Item 4 in order to effectuate the transactions contemplated by the Merger Agreement (as described below). The Merger Agreement is filed as an exhibit hereto (as indicated below) and incorporated by reference herein.

            On October 29, 2000, the Company entered into a definitive agreement (the "Merger Agreement") relating to the merger of Abracadabra Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of PRIMEDIA ("Merger Sub"), with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation").

            In the Merger, each issued and outstanding share of Company Common Stock not owned or held by the Company will be converted into 2.3409 shares of common stock, par value $.01 per share, of PRIMEDIA.

            Pursuant to the Merger Agreement, the officers of the Company immediately prior to the effective time of the Merger will be the officers of the Surviving Corporation, and the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation.

            The Merger is subject to the approval of the Company's stockholders as well as receipt of required regulatory approvals, approval for listing on the New York Stock Exchange and other customary conditions. The issuance of stock by PRIMEDIA is subject to its stockholders' approval, a majority of whom have already agreed to approve the issuance. There can be no assurance that the other required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

            In connection with the Merger, it is expected that the Company Common Stock will be delisted from the Nasdaq National Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

            Upon closing of the Merger, it is anticipated that Scott Kurnit, the Company's Chief Executive Officer, will become a member of the Board of Directors and Chief Internet Officer of PRIMEDIA.

            In consideration of the Merger Agreement, certain beneficial owners of Company Common Stock (the "Shareholders") have entered into a Voting Agreement with PRIMEDIA and Merger Sub (the "Voting Agreement") pursuant to which, among other things, the Shareholders (i) agreed to vote (or cause to be voted) all of the shares of Company Common Stock beneficially owned by such Shareholders on the record date of such vote or action (a) in favor of the Merger, the execution and delivery of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; and (b) against any amendment of the Company's certificate of incorporation or bylaws which amendment would prevent or materially impede, interfere with or delay the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement and (ii) appointed the President of PRIMEDIA and the Vice Chairman and Secretary of PRIMEDIA, and any other designee of PRIMEDIA, each of them individually, such Shareholder's proxy and attorney-in-fact (with full power of substitution) to vote or act by written consent with respect to such Shareholder's shares of Company Common Stock. The Voting Agreement terminates on the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement pursuant to its terms.

            On October 29, 2000, the Shareholders beneficially owned 1,798,062 shares of Company Common Stock, which amounted to 9.74% of the total outstanding shares of Company Common Stock. Of the shares owned, an aggregate of 374,974 are represented by options to acquire Company Common Stock which were either exercisable on October 29, 2000 or become exercisable within 60 days thereafter.

            On October 29, 2000 the Company entered into a definitive agreement (the "First Ads for Equity Agreement") with PRIMEDIA, pursuant to which the Company will issue 403,361 shares of Company Common Stock to PRIMEDIA in consideration of the provision by PRIMEDIA of advertising and promotional services through December 31, 2001, with a total value of $14,400,000. On November 8, 2000, 403,361 shares of Company Common Stock were issued to PRIMEDIA pursuant to the First Ads for Equity Agreement.

            In the event the First Ads for Equity Agreement is terminated, PRIMEDIA must return the portion of Company Common Stock relating to unused services. In the event the First Ads for Equity Agreement is terminated upon a material breach by PRIMEDIA, PRIMEDIA must return the "Unvested Shares" as defined in the First Ads for Equity Agreement.

            On October 29, 2000, the Company entered into a definitive agreement (the "Second Ads for Equity Agreement") with PRIMEDIA, pursuant to which the Company will issue 1,613,445 shares of Company Common Stock to PRIMEDIA in consideration of the provision by PRIMEDIA of advertising and promotional services beginning on January 1, 2002 and continuing through December 31, 2005, with a total value of $57,600,000. On December 5, 2000, 1,613,445 shares of Company Common Stock were issued to PRIMEDIA pursuant to the Second Ads for Equity Agreement.

            In the event the Second Ads for Equity Agreement is terminated, PRIMEDIA must return the portion of Company Common Stock relating to unused services. In the event the Second Ads for Equity Agreement is terminated upon a material breach by PRIMEDIA, PRIMEDIA must return the "Unvested Shares" as defined in the Second Ads for Equity Agreement.

            The foregoing summaries of the Merger Agreement, the Voting Agreement, the First Ads for Equity Agreement and the Second Ads for Equity Agreement do not purport to be complete and are subject to, and qualified in their entirety by reference to, the provisions of the agreements filed as exhibits hereto. A copy of (a) the Merger Agreement is attached hereto as
Exhibit 2, (b) the Voting Agreement is attached hereto as Exhibit 3, (c) the First Ads for Equity Agreement is attached hereto as Exhibit 4, and (d) the Second Ads for Equity Agreement is attached hereto as Exhibit 5.

            On December 6, 2000, KKR 1996 Fund decided to approach holders of Company Common Stock to negotiate private purchases of Company Common Stock in an undetermined amount.

            From December 11, 2000 to December 14, 2000, Abra LLC and PRIMEDIA purchased an aggregate of 1,356,900 shares of Company Common Stock for an aggregate purchase price of $32,692,075 in cash. Of those shares, Abra LLC bought 1,206,138 and PRIMEDIA bought 150,762.

            The Reporting Persons may, from time to time, acquire additional Company Common Stock in the open market or through privately negotiated transactions.

            Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference. As of October 29, 2000, the Reporting Persons did not own any shares of Company Common Stock.

            Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 or on Schedule A hereto, beneficially owns any shares of Company Common Stock.

            (b) The responses of the Reporting Persons to (i) Rows (7) through
(13) of the cover page of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in Item 4, PRIMEDIA, Merger Sub and the Shareholders have entered into the Voting Agreement with respect to the voting of shares of Company Common Stock. Pursuant to the terms of such arrangement, PRIMEDIA may be deemed to have the power to direct the vote with respect to the 1,798,062 shares of Company Common Stock beneficially owned by the Shareholders. In addition, PRIMEDIA was issued 403,361 shares of Company Common Stock in connection with the First Ads for Equity Agreement and 1,613,445 shares of Company Common Stock in connection with the Second Ads for Equity Agreement. KKR 1996 Fund's decision to acquire Company Common Stock as described in Item 4 may mean that it and PRIMEDIA are a "group" for purposes of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

            As further described in Item 4, PRIMEDIA and Abra LLC purchased an aggregate of 1,356,900 shares of Company Common Stock in the open market for an aggregate purchase price of $32,692,075. These acquisitions of Company Common Stock as described in Item 4 may mean that Abra LLC, PRIMEDIA and the other Reporting Persons are a "group" for purposes of Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

            Except as disclosed in this Item 5(b), none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 or on Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of shares of Company Common Stock or other securities of the Company which they may be deemed to beneficially own.

            (c) Except as disclosed in Item 4 hereof, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 or on Schedule A hereto, has effected any transaction in the Company Common Stock during the past 60 days.

            (d)  Not applicable.

            (e)  Not applicable.

            Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that the Reporting Persons are the "beneficial owner" of any shares of Company Common Stock or other securities of the Company.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                    PRIMEDIA INC.


                                    By: /s/ Charles McCurdy
                                        ----------------------------------------
                                        Name:  Charles McCurdy
                                        Title: President

                                    KKR 1996 FUND, L.P.


                                    By: KKR 1996 Fund, L.P.
                                         Its Managing Member


                                    By: KKR Associates 1996 L.P.
                                         Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                        Member

                                    KKR ASSOCIATES 1996 L.P.

                                    By:  KKR 1996 GP LLC
                                          Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                        Member

                                    ABRA LLC


                                    By: KKR 1996 Fund, L.P.
                                         Its Managing Member


                                    By: KKR Associates 1996 L.P.
                                         Its General Partner

                                    By: KKR 1996 GP LLC
                                         Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                        Member

                                    KKR 1996 GP LLC


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                        Member

                                    MA ASSOCIATES, L.P.
                                    By:  KKR Associates, L.P.
                                          Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                          A General Partner

                                    FP ASSOCIATES, L.P.
                                    By:  KKR Associates, L.P.
                                      Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                          A General Partner

                                    MAGAZINE ASSOCIATES, L.P.
                                    By:  KKR Associates, L.P.
                                      Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                            A General Partner

                                    PUBLISHING ASSOCIATES, L.P.
                                    By:  KKR Associates, L.P.
                                      Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                            A General Partner

                                    CHANNEL ONE ASSOCIATES, L.P.
                                    By:  KKR Associates, L.P.
                                      Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                            A General Partner

                                    KKR PARTNERS II, L.P.
                                    By:  KKR Associates, L.P.
                                      Its General Partner


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                            A General Partner

                                    KKR ASSOCIATES, L.P.


                                    By: /s/ Perry Golkin
                                        ----------------------------------------
                                            A General Partner

DATED:  December 15, 2000